UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

The Amacore Group, Inc.

(Name of Issuer)

Class A Common Stock

 (Title of Class of Securities)

022624100

 (CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 022624100

1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.  SEC Use Only

4.  Source of Funds (See Instructions)

OO — funds of its advisory client

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐

6.  Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

792,666,200

8. Shared Voting Power

0

9. Sole Dispositive Power

792,666,200

10. Shared Dispositive Power

0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

792,666,200

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

13.  Percent of Class Represented by Amount in Row (11)

87.1%

14.  Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of The Amacore Group, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 1211 North Westshore Boulevard, Suite 512, Tampa, Florida 33607.

Item 2. Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”). All 792,666,200 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 792,666,200 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (1) 15,048,400 shares of Common Stock; (2) 694.6 shares of the Issuer’s Series D Convertible Preferred Stock convertible into 694,600,000 shares of Common Stock; (3) 139 shares of the Issuer’s Series E Convertible Preferred Stock convertible into 69,500,000 shares of Common Stock; (4) 1,200 shares of the Issuer’s Series G Convertible Preferred Stock convertible into 2,400,000 shares of Common Stock; (5) 400 shares of the Issuer’s Series H Convertible Preferred Stock convertible into 800,000 shares of Common Stock; (6) 600 shares of the Issuer’s Series I Convertible Preferred Stock convertible into 1,200,000 shares of Common Stock; and (7) warrants to purchase 157,900,000 shares of Common Stock (the “Warrants”).

Since October 31, 2008 (the date on which Vicis filed its most recent previous amendment to this Schedule), the Fund has acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price
November 3, 2008	15,700	$0.18
November 4, 2008	96,900	$0.18
November 6, 2008	101,500	$0.18
November 7, 2008	890,000	$0.18
November 10, 2008	727,000	$0.18
November 11, 2008	145,000	$0.18
November 12, 2008	418,000	$0.18
November 13, 2008	2,692,000	$0.18
November 14, 2008	1,338,300	$0.16
November 17, 2008	809,800	$0.1581
November 18, 2008	33,300	$0.1324
November 21, 2008	2,000	$0.13
November 24, 2008	582,000	$0.0916
November 25, 2008	543,000	$0.1227
November 26, 2008	542,000	$0.11
November 28, 2008	84,800	$0.1659
November 28, 2008	620,000	$0.1539
December 2, 2008	1,500	$0.13
December 3, 2008	675,000	$0.13

As a result of these purchases since October 31, 2008, the Fund holds 25,366,200 shares of Common Stock.

The terms of each of the Issuer’s Warrants held by the Fund and each of the Certificates of Designation (collectively the “Certificates of Designation”) designating the Series D, E, G, and H Preferred Stock (collectively, the “Preferred Stock”) contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Warrants or Preferred Stock to the extent that the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. The Warrants and Certificates of Designation, however, allow the Fund to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrants and convert shares of such Preferred Stock without the limitation imposed by the applicable conversion cap.

On July 25, 2008 the Fund sent a notice to the Issuer, in accordance with the terms of the Certificates of Designation, informing the Issuer that the Fund was waiving the application of all conversion caps contained in each of the Certificates of Designation with respect to shares of the Series D, E, G and H Preferred Stock held by the Fund (but not with respect to any Warrants or with respect to any Series I Preferred Stock). As a result of this waiver by the Fund, effective as of September 24, 2008 the Fund is eligible to convert, without limitation, any or all shares of such Preferred Stock held by it into shares of Common Stock in accordance with the terms contained in the Certificates of Designation.

Pursuant to the terms of the Certificate of Designation designating the Series I Preferred Stock (“Series I Preferred Stock”), the holders of Series I Preferred Stock have the right to nominate and elect two (2) members of the Issuer’s board of directors. In addition, the Certificate of Designation for the Series I Preferred Stock contains conversion caps that prevent the holder of such Series I Preferred Stock from converting an amount of such Series I Preferred Stock such that the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. Such Certificate of Designation, however, allows a holder of Series I Preferred Stock to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series I Preferred Stock without the limitation imposed by the applicable conversion cap. As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series I Preferred Stock or any of the Warrants held by the Fund.

As a result of the foregoing transactions, when the shares of Common Stock underlying the Series D, E, G and H Preferred Stock identified above are aggregated with the 25,366,200 shares of Common Stock owned by the Fund, Vicis is deemed to beneficially own 792,666,200 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the warrants, and the Preferred Stock and Series I Preferred Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

As the sole holder of the Series I Preferred Stock of the Issuer, the Fund has the right to nominate and elect two (2) members to the Issuer’s board of directors. Vicis, as investment advisor to the Fund, has voting authority over the Fund’s shares of Series I Preferred Stock. In order to implement the Fund’s right to elect two (2) members of the Issuer’s board of directors, Vicis has elected Messrs. Shad Stastney and Chris Phillips to the Issuer’s board of directors. Information regarding Messrs. Stastney and Phillips and their respective experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, MDwerks, Inc, Medical Solutions Management, Inc. and Master Silicon Carbide Industries, Inc.

Mr. Phillips has been a managing director for Vicis Capital, LLC since February 2008. From 2004 through January 2008, Mr. Phillips served as President and CEO of Apogee Financial Investments, Inc., a merchant bank that owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer. From 2000 through January 2008, he also served as managing member of TotalCFO, LLC, which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Mr. Phillips served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips received a B.S. in Accounting and Finance and a Masters of Accountancy, with a concentration in Tax, both from the University of Florida. Mr. Phillips is a Florida CPA, and is currently a director of The Amacore Group, Inc., Brookside Technology Holdings Corp., OmniReliant Holdings, Inc., Precision Aerospace Components, Inc., MDwerks, Inc, and a few private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5. Interest in Securities of the Issuer

(a)
All 792,666,200 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 792,666,200 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 792,666,200 shares of Common Stock represent approximately 87.1% of the Issuer’s outstanding Common Stock (based upon 143,220,225 shares of Common Stock outstanding at August 13, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended June 30, 2008, and 792,666,200 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)
Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock since October 31, 2008 (the date on which Vicis filed its most recent previous amendment to this Schedule).

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2008
———————————————————————
Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title